August 25, 2017

VIA EDGAR

Ms. Sonia Gupta Barros

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alexander & Baldwin REIT Holdings, Inc.
Registration Statement on Form S-4
Filed on July 14, 2017
File No. 333-219274

Dear Ms. Barros:

Reference is made to a letter dated August 10, 2017 (the “Comment Letter”) to Mr. Christopher J. Benjamin, President and Chief Executive Officer of Alexander & Baldwin REIT Holdings, Inc. (“A&B REIT Holdings”), setting forth the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-4 (File No. 333-219274) (the “Registration Statement”) filed by A&B REIT Holdings.

This letter sets forth A&B REIT Holdings’ responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Concurrently with the filing of this letter, A&B REIT Holdings is filing Amendment No. 1 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We are also providing a blackline of Amendment No. 1 to the Registration Statement marked against the initial filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1 to the Registration Statement.

Pro Forma Financial Information

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(B) Income Taxes, page 83

1. Please tell us, and expand your footnote disclosure to explain, why the election of REIT status results in the recognition of an income tax benefit on a pro forma basis for the year ended December 31, 2016 and quarterly period ended March 31, 2017.

U.S. Securities and Exchange Commission

August 25, 2017

Company Response

In response to the Staff’s comment, we have revised note (B) in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, beginning on page 84, and we have also included a brief explanation regarding the Income tax benefit (expense) line of the unaudited pro forma condensed consolidated statements of operations below. We note that we have replaced the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2017 with an unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2017, and updated all related disclosures. The revised note (B) and the additional response below therefore provide information on the six-month period ended June 30, 2017, rather than the quarterly period ended March 31, 2017.

On July 10, 2017, the board of directors of Alexander & Baldwin, Inc. unanimously approved a plan for the Company to be subject to tax as a REIT for U.S. federal income tax purposes, commencing with our 2017 taxable year. Under a REIT structure, the assets and liabilities of the corporation are allocated to one or more disregarded entities of the REIT and taxable REIT subsidiaries (“TRSs”). The earnings from the assets and operations of the REIT entities generally will not be subject to U.S. federal corporate income tax to the extent those earnings are distributed to our shareholders; however, we will be required to pay U.S. federal corporate income tax on earnings from our TRS assets and operations. Accordingly, the pro forma adjustment to the Income tax benefit (expense) line in the unaudited pro forma condensed consolidated statements of operations reflects a reduction to income taxes on earnings associated with our REIT activities that would not have been taxed had the Special Distribution and other transactions related to the REIT election been completed and the REIT election been effective as of January 1, 2016. The total pro forma reduction to income taxes for the year ended December 31, 2016 is estimated to be approximately $8.9 million, and the total pro forma reduction to income taxes for the six months ended June 30, 2017 is estimated to be approximately $7.7 million.

Applying the above pro forma reductions to income taxes results in a pro forma adjusted consolidated income tax benefit of $6.3 million for the year ended December 31, 2016 and $5.0 million for the six months ended June 30, 2017 for the following reasons:

Year Ended December 31, 2016

For the year ended December 31, 2016, our income tax expense was approximately $2.6 million, which included approximately $8.7 million of income tax benefits from certain federal renewable energy tax credits and other tax benefits associated with a tax equity investment in two solar photovoltaic facilities made by a subsidiary of the Company that is now a TRS entity. These tax credits and other tax benefits are not affected by the REIT election or the related reduction to income taxes on earnings associated with our REIT activities. As such, applying the above pro forma reduction to income taxes results in a pro forma adjusted consolidated income tax benefit for the year ended December 31, 2016 of approximately $6.3 million.

Six Months Ended June 30, 2017

For the six months ended June 30, 2017, our income tax expense was approximately $2.7 million, which included approximately $2.3 million of excess tax benefits arising from option exercises in the first quarter of 2017, as well as income tax benefits related to an operating loss from certain activities conducted by a TRS entity. These tax benefits are not affected by the REIT election or the related reduction to income taxes on earnings associated with our REIT activities. As such, applying the above pro forma reduction to income taxes results in a pro forma adjusted consolidated income tax benefit for the six months ended June 30, 2017 of approximately $5.0 million.

Exhibit Index

2. Please confirm that you will file executed opinions of counsel prior to the effectiveness of your registration statement regarding the legality of the securities being issued, your qualification as a real estate investment trust for U.S. federal income tax purposes, and the proposed merger’s qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such opinions are not required. Please refer to Items 601(b)(5) and (b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

U.S. Securities and Exchange Commission

August 25, 2017

Company Response

We acknowledge the Staff’s comment and confirm that we will file the executed opinions of counsel prior to the effectiveness of our registration statement regarding the legality of the securities being issued, our qualification as a real estate investment trust for U.S. federal income tax purposes, and the proposed merger’s qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are filing forms of such opinions with Amendment No. 1 to the Registration Statement.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (808) 525-8492.

Sincerely,

/s/ James E. Mead

James E. Mead

Chief Financial Officer